Exhibit 4.2

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

FORM OF MULTIPLE CLASS PLAN

Effective as of                     , 2013

I.	Introduction

As required by Section 5.2.5 of Cole Real Estate Income Strategy (Daily NAV), Inc.’s (the “Corporation”) Second Articles of Amendment and Restatement (“Charter”) and effective as of the date set forth above, the Corporation’s board of directors (the “Board”) adopted this Multiple Class Plan (the “Plan”) to establish certain features of the Wrap Class Common Shares (the “W Shares”), the Advisor Class Common Shares (the “A Shares”) and the Institutional Class Common Shares (the “I Shares”). Each capitalized term in this Plan not otherwise defined herein has the same meaning as that set forth in the Charter.

In addition to the terms of the W Shares, the A Shares and the I Shares described in the Charter, each class of Common Shares shall have the features described below.

II.	Multiple Class Structure

A.	Commissions and Fees Payable to the Dealer Manager and Financial Intermediaries

1.	Selling Commissions. Each A Share issued in an Offering may be subject to a Selling Commission of up to 3.75% of the purchase price for such A Share. Stockholders will not pay selling commissions on W Shares, A Shares or I Shares when purchasing shares of any such class pursuant to the Corporation’s distribution reinvestment plan. No W Share or I Share sold in an Offering shall be subject to a Selling Commission.

2.	Distribution Fees. With respect to each A Share, the Dealer Manager may be entitled to a distribution fee that accrues daily in an amount equal to 1/365th of 0.50% of the Net Asset Value per A Share. The Dealer Manager shall not be entitled to a distribution fee with respect to any W Share or I Share.

3.	Dealer Manager Fees. With respect to each W Share, the Dealer Manager may be entitled to a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.55% of the Net Asset Value per W Share. With respect to each A Share, the Dealer Manager may be entitled to a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.55% of the Net Asset Value per A Share. With respect to each I Share, the Dealer Manager may be entitled to a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.25% of the Net Asset Value per I Share.

B.	Expense Allocation

1.	General. Subject to Part II.B.2. hereof, the officers of the Corporation, or a person duly appointed by the officers of the Corporation, will track all expenses of the Corporation and allocate expenses to a specific class of Common Shares if (i) an expense is actually incurred in a different amount by such class of Common Shares or (ii) such class of Common Shares receives services of a different kind or to a different degree than the other classes of Common Shares (the expenses described in clauses (i) and (ii) shall hereinafter be referred to as “Class Specific Expenses”). For example, certain organizational and offering expense reimbursements that are Class Specific Expenses will be allocated to the class of Common Shares that incurred such expense. Such expenses include, but are not limited to, costs to print and mail a prospectus regarding a class of Common Shares, legal costs to authorize a class of Common Shares and legal costs to register a class of Common Shares. Class Specific Expenses may also include fees and expenses for services for a class of Common Shares such as account setup, maintenance and recordkeeping. All other expenses that are not Class Specific Expenses will be allocated to each class of Common Shares as described below; provided, however, that no expense not expressly provided for herein shall be treated as a Class Specific Expense if the officers of the Corporation, or a person duly appointed by the officers of the Corporation, determines after consultation with the Corporation’s tax advisors that such treatment as a Class Specific Expense could jeopardize the Corporation’s ability to qualify as a REIT. In no event shall Class Specific Expenses include expenses described in Part II.B.2. hereof.

2.	Non-Class Specific Expenses.

a.	Non-Class Specific organization and offering expense reimbursements. Organizational and offering expense reimbursements that are not Class Specific Expenses will be allocated to each class of Common Shares on a pro rata basis based on the net asset value attributable to each class of Common Shares. Such expenses include, but are not limited to, costs to advertise an Offering, costs to print and mail marketing materials, and costs to sponsor broker-dealer educational seminars.

b.	Advisory fee. The amount of advisory fee allocated daily to each class of Common Shares will be determined by applying the advisory fee rate to the Net Asset Value of each class of Common Shares.

c.	Performance fee. The Advisor will be entitled to a performance fee calculated on the basis of the total return to Stockholders of each class of Common Shares, payable annually in arrears, such that for any year in which the total return on the Stockholders’ capital, which will be calculated separately for each class of Common Shares, exceeds 6.00% per annum, the Advisor will be entitled to 25.00% of the amount by which such total return exceeds any un-recouped negative total return in previous years, but not to exceed 10.00% of the aggregate total return for that class of Common Share for such year. The amount of the performance fee allocated to a class of Common Shares will be the amount of the performance fee calculated for such class of Common Shares described in the previous sentence.

d.	Acquisition and operating expense reimbursements. All acquisition and operating expense reimbursements, or other fees and expenses related to the management of the Corporation’s assets, will be allocated to each class of Common Shares on a pro rata basis based on the Net Asset Value attributable to each class of Common Shares.

3.	Other expenses. The Corporation may incur other expenses (the “Other Expenses”) not specifically addressed herein. In such cases, the officers of the Corporation, or a person duly appointed by the officers of the Corporation, will allocate Other Expenses to a specific class of Common Shares if such expenses are Class Specific Expenses. Class Specific Expenses will not include advisory or custodial fees or other fees and expenses related to the management of the Corporation’s assets. Other Expenses that are not Class Specific Expenses will be allocated to each class of Common Shares on a pro rata basis based on the Net Asset Value attributable to each class of Common Shares.

4.	Timing of Allocation. Expenses shall be allocated to each class of Common Shares at the same time as all other classes of Common Shares.

III.	Amendments

The Plan may not be materially amended unless approved by a majority of the entire Board, including a majority of the Independent Directors; provided, however, the affirmative vote of a majority of the then outstanding shares of a class of Common Shares is required for any amendment to Part II.A. hereof, other than with respect to Selling Commissions under Part II.A.1. hereof, that would (i) increase any of the fees charged on such class of Common Shares, or (ii) add an additional fee charged on such class of Common Shares. For the avoidance of doubt, amendments to Part II.A. hereof pertaining to the addition of a new class of Common Shares only need to be approved by a majority of the entire Board, including a majority of the Independent Directors, and would not have to be approved by any class of Common Shares.

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